Exhibit 10.2

SILVER POINT FINANCE, L.L.C.

                               October 18, 2007

Exit Facility Fee Letter

Interstate Bakeries Corporation
Interstate Brands Corporation
12 East Armour Boulevard
Kansas City, MO 64111
Attention:  Randall Vance, Chief Financial Officer

Ladies and Gentlemen:

Reference is made to the Commitment Letter dated the date hereof (the “Commitment Letter”) among us and you.  Capitalized terms used but not defined herein are used with the meanings assigned to them in the Commitment Letter (including the Exhibits and Annexes thereto, as applicable).  This letter agreement is the Fee Letter referred to in the Commitment Letter.

As consideration for the agreements and commitments under the Commitment Letter, you agree to pay or cause to be paid the following fees:

(i)  to the Commitment Parties, an amount equal to 250 bps on the Aggregate Commitment, 125 bps to be payable upon entry of the Fee Order and 125 bps to be payable on the Closing Date, to be allocated, in percentages to be determined by the Commitment Parties, as an underwriting fee to the Commitment Parties and to holders of the Prepetition Debt that are parties to the Credit Facilities; provided however, if the Debtors enter into an Alternative Exit Facility Commitment in accordance with the terms of the Plan Term Sheet then the payment due on the Closing Date shall be an amount equal to (a) 100 bps payable on the Alternative Exit Facility Commitment plus (b) 125 bps payable on the Aggregate Commitment minus the Alternative Exit Facility Commitment; provided further no fee shall be payable on the Closing Date as contemplated in this proviso in the event the Breakup Fee (as defined below) is paid by the Company;

(ii) the reasonable expenses of the Commitment Parties in connection with (a) the preparation and negotiation of the Commitment Letter (including all exhibits thereto) and the Fee Letter and procurement of the Fee Order (the “Commitment Expenses”) and (b) the negotiation, documentation, procurement of Bankruptcy Court approval, and consummation of the Transaction, in each case of clauses (a) and (b), including the reasonable fees and expenses of their respective and shared counsel and other advisors, and the Commitment Expenses being payable upon entry of the Fee Order; and

(iii)  to the Prepetition Agent, a breakup fee (the “Breakup Fee”) in the event you arrange financing or pursue confirmation of a chapter 11 plan or one or more transactions (including but not limited to a sale under Section 363 of the Bankruptcy Code) that are inconsistent with the Commitment Letter and the Plan Term Sheet (as to either, an “Alternative Transaction”), in amount equal to the lesser of (x) $12,000,000 and (y) 3.0% of the aggregate Prepetition Debt of the parties that are Plan Supporters as of the date hereof and parties that become Plan Supporters after the date hereof but on or before November 2, 2007, in each case for the benefit of the parties that are Plan Supporters as of November 2, 2007.

In addition, you agree to pay or cause to be paid to an administrative agent to be selected by the Lead Arrangers, an annual administration fee in an amount per year to be reasonably agreed by the parties hereto in accordance with the market for such fees in similar transactions, which fee shall be payable on the Closing Date and, thereafter, annually in advance on each anniversary thereof prior to the maturity or early termination of the Credit Facilities and the payment in full of all amounts owing thereunder.

You agree that, once paid, the fees or any part thereof payable hereunder and under the Commitment Letter shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated by the Commitment Letter are consummated.  All fees payable hereunder and under the Commitment Letter shall be paid in immediately available funds and shall be in addition to reimbursement of our out-of-pocket expenses.  You agree that we may, in our sole discretion, share all or a portion of any of the fees payable pursuant to this Fee Letter with any of the other Lenders.

It is understood and agreed that this Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only to the extent provided in the Commitment Letter if accepted in accordance with its terms.  This Fee Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party.  This Fee Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.  This Fee Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement.  Delivery of an executed signature page of this Fee Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this Fee Letter.

Very truly yours,

SILVER POINT FINANCE, L.L.C.

By:	/s/ Michael Gatto
Name: Michael Gatto
Title: Authorized Signatory

Accepted and agreed to as of
the date first written above by:

INTERSTATE BAKERIES CORPORATION

By:	/s/ J. Randall Vance
Name: J. Randall Vance
Title: Senior Vice President Chief Financial Officer & Treasurer

INTERSTATE BRANDS CORPORATION

By:	/s/ J. Randall Vance
Name: J. Randall Vance
Title: Senior Vice President Chief Financial Officer & Treasurer